Chambers Street Properties 47 Hulfish Street, Suite 210 Princeton, NJ 08542 609 683-4900 fax: 609 806-2666 www.ChambersStreet.com
April 22, 2014
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert F. Telewicz Jr., Senior Staff Accountant

Re:    Chambers Street Properties
       Form 10-K for fiscal year ended December 31, 2013
       Filed on March 3, 2014
       File No. 001-35933
Ladies and Gentlemen:
We are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), pursuant to the letter dated April 8, 2014 (the “Comment Letter”), with respect to Chambers Street Properties' Annual Report on Form 10-K for the year ended December 31, 2013 (the "2013 Form 10-K"). For ease of review, we have set forth below each of the numbered comments of your letter and our responses thereto. All page numbers and captions in the responses below refer to the 2013 Form 10-K, except as otherwise noted below.
Form 10-K for the fiscal year ended December 31, 2013
Item 2. Properties, page 23

1.
We note that you own 5 consolidated industrial properties that were less than 40% leased at December 31, 2013. Please provide us with an update on leasing efforts related to these properties. Also, please tell us the results of your most recent impairment analysis for these properties and provide us with a summary of the significant assumptions used to prepare the analysis.

Response:
In response to your request for an update on our leasing efforts related to the 5 consolidated industrial properties that were less than 40% leased at December 31, 2013, please note that because our properties are typically leased to single, or a limited number of tenants, vacancies in our properties may often result in the property being at or near 0% leased between tenancies. In addition, we are supplementally providing the following leasing overview:

i.
300 Constitution Drive (0% leased) - We have received inquiries and provided proposals to multiple prospective tenants about leasing the entire building and we are currently awaiting responses to our proposals. We have engaged a brokerage firm to assist in our ongoing marketing efforts.

ii.
Community Cash Complex 3 (34% leased) - The property is currently partially leased to a single tenant, pursuant to a lease effective October 14, 2013 through September 30, 2014. We have engaged a brokerage firm to assist in our ongoing marketing efforts with respect to the remainder of the vacant space at the property.

April 22, 2014

iii.
Community Cash Complex 5 (0% leased) - We are currently negotiating a short-term lease with a prospective tenant for 100% of the property. The prospective tenant has expressed an interest in potentially purchasing this property and our adjacent Community Cash Complex 4 property. The proposed purchase price for both properties would be greater than the combined carrying value of the properties as of December 31, 2013.

iv.
North Rhett I (0% leased) - Multiple prospective tenants are actively searching for space in North Rhett I's sub-market. We have provided leasing proposals to three prospective tenants for all or part of the building and we have engaged a brokerage firm to assist in our ongoing marketing efforts.

v.
Orangeburg Park Building (0% leased) - We have provided two prospective tenants with proposals to lease 100% of the property. We are currently awaiting responses to our proposals and we have engaged a brokerage firm to assist in our ongoing marketing efforts. Subsequent to year-end, the property was 100% leased on a short-term basis through April 7, 2014.

In addition, we supplementally advise the Staff that we review all of our properties for impairment on a quarterly basis by assessing whether events or changes in circumstances indicate that the carrying value of a property may not be recoverable. Examples of events or changes in circumstances that may indicate impairment include (1) significant decreases in market rents, (2) adverse changes in the extent or manner of use or physical conditions/ environment costs/ corrective measures required to cure structural problems, (3) adverse changes in legal factors or business climate, (4) adverse changes in the leasing market, (5) current period cash flow loss combined with history of losses or forecast of continuing losses, and (6) expectation that the asset will be sold significantly before the end of the anticipated holding period.
As of December 31, 2013, we had performed an impairment analysis for all of the five properties listed above. The sum of the expected future undiscounted cash flows, based upon management’s estimates of market conditions for vacancy periods, time to re-lease, market rents, rent abatements, tenant allowances, leasing costs and operating expenses exceeded the carrying value of each property in the impairment analysis. The undiscounted cash flow projections were over a ten-year holding period and assumed that the properties occupancy would be stabilized from leasing activity with multiple tenants staggered throughout the second half of 2014 and the first half of 2015. With the exception of our Community Cash Complex 5 building discussed above, all outstanding lease proposals and lease discussions are at equal or better terms than those assumed in the undiscounted cash flow projections and within the lease-up periods assumed.
Based on our impairment analysis, we determined that none of the properties listed above were impaired as of December 31, 2013. We also performed an analysis for all of the properties listed above as of March 31, 2014 using the updated lease proposals and determined that the properties were not impaired as of March 31, 2014. The results of our impairment analyses show that the expected undiscounted cash flows for the identified properties exceed the respective book values by margins ranging from 133% - 267% during the respective projected holding periods.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Business Strategy, page 38

2.
We note your disclosure in the MD&A section that you lease to credit worthy tenants and your disclosure on page 29 regarding the tenant ratings of major tenants. In future Exchange Act periodic reports, please describe in greater detail how the company monitors tenant credit quality.

Response:
As requested by the Staff, in future Exchange Act periodic reports, beginning with periodic report for the three months ended March 31, 2014, we will describe the process we undertake to monitor tenant credit quality, which is as follows: "We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports regarding our tenants and their underlying businesses and (4) monitoring the timeliness of rent collections."

April 22, 2014

Factors that may influence the results of operations, page 39

3.
In future Exchange Act periodic reports please expand your analysis to address the period to period changes in same store performance including the relative impact of occupancy and rental rate changes or advise.

Response:
We supplementally advise the Staff that we have not historically viewed same store performance as a key performance indicator because historical occupancy has averaged 96% on a cost weighted basis since the end of 2009 and the majority of our leases are net leases and long-term in nature. As requested by the staff, in future Exchange Act periodic reports, beginning with the periodic report for the three months ended March 31, 2014, we will expand our analysis to address the period to period changes in same store performance. For the three months ended March 31, 2014, the period to period changes will be analyzed based on a same store population that will include all properties owned and operated as of January 1, 2013 and still owned and operated as of March 31, 2014. See response to question #8 below for additional information.

4.	Please provide us with an analysis that reconciles the $347.0 million you disclose for acquisitions during 2013 and the total acquisitions disclosed in Footnote 3 to your financial statements.
Response:
In response to the Staff's comment, we are supplementally providing the Staff with the below table that reconciles the $347.0 million for acquisitions completed during 2013 to the acquisitions disclosed in the footnotes to the financial statements of our 2013 Form 10-K:

Purchase Price
Wholly-Owned Acquisitions (Per FN 3)
Carpenter Corporate Center	$49.5
1200 Woods Chapel Road	10.8
60.3

Acquisitions through the European JV at pro rata share (Per FN 4)
Hansalinie Distribution Center & Bodenheim Logistikzentrum	$49.6
Lile- Douai Distribution Center	56.4
106.0

Purchase of Outside Equity Interests (Per FN 3)
Duke - 20% Interest Buyout	$98.1
1400 Atwater Drive	82.2
180.3

Total 2013 Acquisitions	$346.6
As presented in the table above, the purchase of the remaining outside equity interests for 17 properties previously held in an unconsolidated joint venture and the final buyout/completion of construction of our project at 1400 Atwater Drive are included in our total 2013 Acquisitions presented in Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2013 Form 10-K. Our project at 1400 Atwater Drive was a build-to-suit development that was accounted for as a variable interest entity since the beginning of construction in 2011. In January 2013, we completed the construction of the project and purchased our joint venture partner's 5% equity interest. As such, we have included the total cost of the project, which was approximately $82.2 million, in our 2013 Acquisitions total.

April 22, 2014

In addition, we have included our pro-rata share of the acquisition cost of three properties in France and Germany that was completed through our European Joint Venture, of which our ownership interest is 80%. These acquisitions are discussed in Footnote 4 to the financial statements included in the 2013 Form 10-K.
Leasing Activity, page 40

5.
In future Exchange Act periodic reports please include a more detailed discussion of leasing results for the reporting period, including the amount of vacant space at the beginning of the year and at the end of the year and the amount of leases and renewed leases executed. Please also include disclosure about tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis or advise.

Response:
In future Exchange Act periodic reports, beginning with the periodic report for the three months ended March 31, 2014, we will include the leasing activity currently disclosed in the supplemental quarterly reporting package we furnish on Form 8-K and expand the disclosure to include the number of leases executed (in addition to the square footage leased). We will also quantify tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis.

6.
Please revise your disclosure of leasing activity to present information regarding your consolidated properties separately from your unconsolidated properties. In addition, please review any similar tables throughout your document to ensure that a similar distinction is presented (i.e. percentage of expiring base rent in the Tenant Lease Expirations table on page 41).

Response:
In response to the Staff's comment, beginning with the periodic report for the three months ended March 31, 2014, we will revise the disclosure concerning our leasing activity information to present our consolidated properties separately from our unconsolidated properties throughout our report.

7.	Please tell us, and revise your disclosure to discuss, the methodology used by the company to calculate Average Annual Net Effective Rent.
Response:
We supplementally advise the Staff that Average Annual Net Effective Rent, as included on page 40 of our 2013 Form 10-K, represents the total average annual cash base rental payments, adjusted for free rent periods. There is no effect given to other landlord concessions and the definition excludes payments received from tenants for reimbursement of real estate taxes and operating expenses. We will clarify our definition of annual net effective rents in future periods, beginning with the periodic report for the three months ended March 31, 2014, wherever the term is used.

April 22, 2014

Results of Operations
Net Operating Income, page 46

8.
It appears your discussion of property operating results is based primarily on a discussion of NOI on a segment basis. We believe this analysis is more appropriately used as a supplement to a discussion of the company’s consolidated results on a GAAP basis. Please revise your disclosure to include a separate discussion of the company’s revenues and property operating expenses on a GAAP basis.

Response:
In response to the Staff's comment, we supplementally advise the Staff that in future periods, beginning with the periodic report for the three months ended March 31, 2014, we expect to present and discuss our property operating results as shown below. Please note that we are in the process of finalizing our same store disclosure and may use the term "same property" instead of "same store".
Results from Operations

Except where otherwise noted, the change in our results of operations is primarily due to the increase in the number of properties we owned and operated. As of March 31, 2014, we owned and operated X consolidated office, industrial and retail properties and X unconsolidated office and industrial properties. As of March 31, 2013, we owned and operated X consolidated office, industrial and retail properties and X unconsolidated office and industrial properties. Our consolidated occupancy rate as of March 31, 2014 and 2013 was X% and X%, respectively. Our unconsolidated occupancy rate as of March 31, 2014 and 2013 was X% and X%, respectively.
The following table summarizes the historical results of operations of our portfolio for the three months ended March 31, 2014 and the three months ended March 31, 2013 (in thousands):

For the Three Months Ended Mar 31,
	2014	2013	$ Change	% Change
Net Operating Income, as defined	$ xx,xxx	$ xx,xxx	$ xx,xxx	x.x%
Expense:				x.x
General and Administrative	xx,xxx	xx,xxx	xx,xxx	x.x
Investment Management Fee	xx,xxx	xx,xxx	xx,xxx	x.x
Acquisition-Related	xx,xxx	xx,xxx	xx,xxx	x.x
Depreciation and Amortization	xx,xxx	xx,xxx	xx,xxx	x.x
Transition and Listing	xx,xxx	xx,xxx	xx,xxx	x.x
Total Other Expenses	xx,xxx	xx,xxx	xx,xxx	x.x
Other Expenses and Income:
Interest and Other Income	xx,xxx	xx,xxx	xx,xxx	x.x
Interest Expense	xx,xxx	xx,xxx	xx,xxx	x.x
Interest Expense and Net Change in Fair Value of Non-Qualifying Derivative Financial Instruments	xx,xxx	xx,xxx	xx,xxx	x.x
Gain on Conversion of Equity Investment to Controlling Interest	xx,xxx	xx,xxx	xx,xxx	x.x
Total Other (Expenses) Income	xx,xxx	xx,xxx	xx,xxx	x.x
Loss from Continuing Operations Before Provision for Income Taxes and Equity in Income of Unconsolidated Entities	xx,xxx	xx,xxx	xx,xxx	x.x
Provision for Income Taxes	xx,xxx	xx,xxx	xx,xxx	x.x
Equity in Income of Unconsolidated Entities	xx,xxx	xx,xxx	xx,xxx	x.x
Net Income from Continuing Operations	xx,xxx	xx,xxx	xx,xxx	x.x
Income from Discontinued Operations	xx,xxx	xx,xxx	xx,xxx	x.x
Total Income from Discontinued Operations	xx,xxx	xx,xxx	xx,xxx	x.x
Net Income	$ xx,xxx	$ xx,xxx	$ xx,xxx	x.x%

April 22, 2014

The following tables summarize the Net Operating Income, as defined, for our total portfolio for the three months ended March 31, 2014 and 2013 (in thousands):

2014
	Same Store Office (1)	Acquisition Office (2)	Same Store Industrial (1)	Acquisition Industrial (3)	Retail	Total
Rental Revenue	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx
Tenant Reimbursement	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Total Revenues	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Property Operating	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Real Estate Taxes	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Total Expenses	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Net Operating Income	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx

2013
	Same Store Office (1)	Acquisition Office (2)	Same Store Industrial (1)	Acquisition Industrial (3)	Retail	Total
Rental Revenue	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx
Tenant Reimbursement	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Total Revenues	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Property Operating	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Real Estate Taxes	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Total Expenses	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Net Operating Income	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx	$ xx,xxx
__________

(1)	Properties owned as of January 1, 2013 and still owned as of March 31, 2014.

(2)	Includes results, from the dates of acquisition through the periods presented, for the office properties acquired or consolidated during 2013.

(3)	Includes results, from the dates of acquisition through the periods presented, for the industrial properties acquired or consolidated during 2013 and 2014.

Three Months Ended March 31, 2014 as compared to the Three Months Ended March 31, 2013
	Same Store Office		Acquisition Office		Same Store Industrial		Acquisition Industrial		Retail		Total
	$ Change	% Change	$ Change	% Change	$ Change	% Change	$ Change	% Change	$ Change	% Change	$ Change	% Change
Rental Revenue	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%
Tenant Reimbursement	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x
Total Revenues	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x
Property Operating	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x
Real Estate Taxes	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x
Total Expenses	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x	xxx	x.x
Net Operating Income	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%	$ xxx	x.x%
Net Operating Income increased $X million, or X%, during the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 as a result of the following:
- An increase of $X million in revenues due to:
- $X million attributable to our Acquisition Properties;
- $X million attributable to our Same Store Office and Industrial Properties, which is a result of X
-These increases in revenues are offset by the following changes in property operating expenses and real estate taxes:
- $X million attributable to our Acquisition Properties

April 22, 2014

-$X million attributable to our Same Store Office and Industrial Properties, which is a result of X

9.	Please revise your disclosure to include a discussion of the types of costs included in property operating expenses and those included in general and administrative expenses.
Response:
In response to the Staff's comment, we supplementally advise the Staff that, beginning with the periodic report for the three months ended March 31, 2014, we will revise our disclosure to include additional detail regarding the types of costs included in property operating expenses and those included in general and administrative expenses as follows:
Property operating expenses include insurance, property management, repairs and maintenance, security, janitorial, landscaping and other administrative expenses incurred to operate our properties.
General and administrative expenses represent costs unrelated to property operations or transaction costs. These expenses primarily include corporate office expenses, employee compensation and benefits as well as costs related to being a listed public company including certain audit fees, regulatory fees, legal costs and other professional fees.
* * *
In connection with the Company’s response to your comments on the 2013 Form 10-K, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me by telephone at (609) 806-2678 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Martin A. Reid
Martin A. Reid Executive Vice President and Chief Financial Officer
cc:          Hugh O'Beirne, Esq, Senior Vice President and General Counsel
               Jason Myers, Esq, Clifford Chance US LLP
               Todd Bauer, Deloitte & Touche, LLP